Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 17, 2008, accompanying the consolidated financial statements of The Bancorp, Inc. and subsidiary (which expressed an unqualified opinion and contained an explanatory paragraph regarding the Company’s adoption of Financial Accounting Statement Board Interpretation No. 48 Accounting for Uncertain Income Taxes in 2007 and Financial Accounting Statement No. 123(R) Share Based Payments in 2006) and internal control over financial reporting included in the Annual Report on Form 10-K for the year ended December 31, 2007, which are incorporated by reference in this Registration Statement and Prospectus. We consent to the incorporation by reference of the aforementioned reports in this Registration Statement and Prospectus and to the use of our name as it appears under the caption “Experts”.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

January 12, 2008